Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  March 7, 2002



         The following is the transcript of a recorded conference call which took place on Thursday, March 7, 2002 regarding the announcement by The Limited, Inc. of February 2002 sales results.

                               THE LIMITED, INC.
                                 February Sales
                                 March 7, 2002
                                7:00 a.m. (EST)

GOOD MORNING EVERYONE. THIS IS AMIE PRESTON, DIRECTOR OF INVESTOR RELATIONS FOR THE LIMITED, INC. THIS IS THE LIMITED'S FEBRUARY SALES REPORT FOR THE FOUR WEEK PERIOD ENDING SATURDAY, MARCH 2, 2002.

BEFORE I BEGIN, AS A MATTER OF FORMALITY, I NEED TO REMIND YOU THAT ANY FORWARD LOOKING STATEMENTS I MAY MAKE TODAY ARE SUBJECT TO THE SAFE HARBOR STATEMENT FOUND IN OUR SEC FILINGS.

    FIRST I'LL REVIEW THE RESULTS FOR LIMITED, INC.

SALES FOR THE FOUR WEEKS ENDED MARCH 2, 2002, WERE $622.5 MILLION, COMPARED TO ADJUSTED SALES OF $593.4 MILLION FOR THE FOUR WEEKS ENDED MARCH 3, 2001. ADJUSTED SALES EXCLUDE LANE BRYANT FROM LAST YEAR'S RESULTS. LIMITED, INC. COMPS INCREASED 2% IN FEBRUARY.
MERCHANDISE MARGINS WERE UP TO LY.
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IN OUR APPAREL BRANDS:

SALES IN FEBRUARY WERE $270.1 MILLION VS. $252.5 MILLION LAST YEAR.
COMPS FOR FEBRUARY IN APPAREL WERE UP 4% AND MERCHANDISE MARGINS WERE UP TO LY. SALES IN FEBRUARY WERE ABOVE OUR INITIAL EXPECTATIONS, AND WE ARE PLEASED WITH THE INITIAL RESPONSE TO SPRING MERCHANDISE.

HOWEVER, FEBRUARY IS NOT A SIGNIFICANT MONTH, AND IT IS NOT NECESSARILY PREDICTIVE OF THE REMAINDER OF THE QUARTER.

APPAREL INVENTORIES ENDED THE MONTH DOWN 15% PER SQ. FOOT AT COST.

WE CONTINUE TO EXPECT APPAREL INVENTORY, ON A COST OF GOODS AVAILABLE FOR SALE BASIS, TO BE DOWN IN THE MID TO HIGH SINGLE DIGITS FOR THE FIRST QUARTER.

FOR THE SECOND QUARTER, WE EXPECT INVENTORIES TO BE ROUGHLY FLAT ON A COST OF GOODS AVAILABLE BASIS. WE HAVE APPROVED ADDITIONAL INVENTORY PURCHASES TO CHASE PROVEN WINNERS AND REPLENISH INVENTORIES THAT ARE DOWN MORE THAN ANTICIPATED BECAUSE OF THE ABOVE-PLAN FEBRUARY RESULTS.

NOW FOR THE INDIVIDUAL BRAND RESULTS BEGINNING WITH:

EXPRESS

BEGINNING THIS MONTH, WE WILL BE REPORTING EXPRESS WOMEN'S AND MEN'S AS ONE COMBINED COMP. THIS MORNING WE FAXED OUT RESTATED COMBINED HISTORICAL COMPS FOR THE LAST THREE YEARS, AND THIS INFORMATION IS ALSO AVAILABLE FROM OUR WEBSITE, WWW.LIMITED.COM.

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EXPRESS COMPS FOR FEBRUARY WERE UP 5% AGAINST 1% LAST YEAR, AND WERE ABOVE
EXPECTATIONS AT BOTH WOMEN'S AND MEN'S.

MERCHANDISE MARGINS WERE UP TO LAST YEAR.

AT WOMEN'S, RESULTS BENEFITED FROM BALANCED PERFORMANCE ACROSS THE ASSORTMENT. KEY DRIVERS INCLUDED SPORTSWEAR TOPS, DRESSES, CASUAL BOTTOMS AND LINGERIE. NON GO-FORWARD DENIM STYLES WERE PROMOTED SUCCESSFULLY IN WEEK 3 AT $29.50.

IN MEN'S, COMPS WERE POSITIVE, LED BY THE SUCCESS OF DIRECT MAIL PROMOTIONS DURING THE LAST TWO WEEKS OF THE MONTH. AVERAGE DOLLAR SALE WAS UP SIGNIFICANTLY DURING THE MONTH, DUE TO COMPARISONS TO HEAVY CLEARANCE LAST YEAR. GROWTH CAME FROM WOVEN TOPS, DENIM, AND DRESS PANTS AND BLAZERS.

AT LERNER NEW YORK

COMPS FOR FEBRUARY INCREASED 5%, ABOVE EXPECTATIONS. MERCHANDISE MARGINS WERE UP TO LY. PERFORMANCE WAS DRIVEN BY A $19.50 STOCK UP ON PANTS SALE AND A $15 POLO "WOW" PROMOTION IN THE FIRST HALF OF THE MONTH, FOLLOWED BY A $49 OUTFIT AND CITY CASH PROMOTIONS IN THE LAST HALF OF THE MONTH. NEARLY ALL DEPARTMENTS PERFORMED WELL.

AT LIMITED STORES

COMPS FOR FEBRUARY WERE DOWN -1% TO LY, ABOVE EXPECTATIONS.

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MERCHANDISE MARGINS WERE DOWN TO LY, DRIVEN BY A TIMING DIFFERENCE AS WE
AGGRESSIVELY MOVED TO ADDRESS POOR PERFORMING ITEMS. WOVEN TOPS AND ACCESSORIES HAD SIGNIFICANT INCREASES TO LAST YEAR.

INTIMATE BRANDS

AS YOU KNOW, INTIMATE BRANDS ALSO RELEASED THEIR FEBRUARY SALES THIS MORNING.

SALES IN FEBRUARY WERE $349.6 MILLION, COMPARED TO $338.1 MILLION LAST YEAR. COMPARABLE STORE SALES WERE UP 1% AND MERCHANDISE MARGIN WAS UP SLIGHTLY TO LY. INVENTORIES WERE DOWN -2% ON A COST PER SQUARE FOOT BASIS.

NOW FOR THE INTIMATE BRANDS BUSINESSES BEGINNING WITH....

VICTORIA'S SECRET STORES

COMPARABLE STORE SALES FOR FEBRUARY WERE UP 7% AND MERCHANDISE MARGINS WERE UP TO LY. THE VERY SEXY BRA AND A GIFTABLE SLEEPWEAR ASSORTMENT DROVE SALES DURING THE MONTH.

AT VICTORIA'S SECRET DIRECT

FEBRUARY SALES WERE DOWN 7% TO LAST YEAR. MERCHANDISE MARGINS WERE FLAT TO LY. SALES IN THE SPRING SEASON BOOKS AND THE INTERNET BUSINESS WERE UP IN FEBRUARY. THIS WAS OFFSET, HOWEVER, BY WEAK RESPONSE TO SALE BOOKS FEATURING LAST FALL'S MERCHANDISE.

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BATH & BODY WORKS

AT BATH & BODY WORKS, FEBRUARY COMPS WERE DOWN -8%. MERCHANDISE MARGIN WAS FLAT TO LAST YEAR. AROMATHERAPY AND TRUE BLUE SPA DID WELL IN THE MONTH AND WE WERE PLEASED WITH CUSTOMER REACTION TO THE LAUNCH OF A NEW RESTORATIVE HAIR LINE.

IF YOU WOULD LIKE TO HEAR A MORE DETAILED REPORT ON INTIMATE BRANDS, YOU CAN LISTEN TO THEIR PRERECORDED CALL WITH DEBBIE MITCHELL BY DIALING 1-800-294-4342 FOLLOWED BY THE ACCESS CODE FOR IBI, WHICH IS 424.

WE ANTICIPATE A FAIRLY SIGNIFICANT IMPACT TO MARCH AND APRIL COMPS DUE TO THE EARLIER EASTER THIS YEAR, WITH MARCH IMPACTED FAVORABLY AND APRIL NEGATIVELY. FOR THE QUARTER, WE CONTINUE TO ANTICIPATE SLIGHTLY NEGATIVE LIMITED, INC. COMPS.

THANK YOU FOR YOUR CONTINUING INTEREST IN THE LIMITED.


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                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized.


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                             Additional Information

     In connection with the proposed exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.